SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Translation of registrant’s name into English)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    .
The contents of this Form 6-K are hereby incorporated into the Form F-3 (registration statement File No. 333-138608) of Dr. Reddy’s Laboratories Limited filed on November 13, 2006 with the Securities and Exchange Commission.

This Report on Form 6-K shall be incorporated by reference in the automatic shelf Registration Statement on Form F—3 (File No. 333-138608) (the “Shelf Registration Statement”) of Dr. Reddy’s Laboratories Limited (the “Company”) and to be part thereof, including the preliminary prospectus supplement to the prospectus dated November 13, 2006 (the “Prospectus Supplement,” and, together with the Shelf Registration Statement, the “Registration Statement”), each filed on November 13, 2006 with the U.S. Securities and Exchange Commission.
Other Events
On November 13, 2006, the Company filed the Shelf Registration Statement and subsequently filed the Prospectus Supplement with the U.S. Securities and Exchange Commission in connection with its offering of American Depositary Shares (the “Offering”).
In connection with the Offering, attached hereto is a copy of the form of underwriting agreement (the “form of Underwriting Agreement”) to be entered into between the Company, and Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters that participate in the Offering, which form of Underwriting Agreement is being filed herewith on this Form 6-K as Exhibit 1.1, and which is hereby incorporated by reference as Exhibit 1.1 to the Registration Statement.
In addition, in connection with the Offering, the Company hereby replaces the table appearing on page S-80 of the Prospectus Supplement together with the lead-in sentence to the table beginning with “Some of the key product expirations ...” with the following sentence:
“According to IMS Health, over $64 billion of product patent expirations are expected over the next 5 years.”

SIGNATURES
EX-1: FORM OF UNDERWRITING AGREEMENT

(1)	Form of Underwriting Agreement, which is incorporated as Exhibit 1.1 to the Form F-3 (registration statement File No. 333-138608) filed on November 13, 2006

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

Date: November 16, 2006	By:	/s/ V Viswanath

Name: V Viswanath
Title: Company Secretary

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